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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 2)*

WOLVERINE TUBE, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

978093 10 2

(CUSIP Number)

Ronald R. Papa, Esq.

Proskauer Rose LLP

1585 Broadway

New York, New York 10036-8299

(212) 969-3000

(212) 969-2900 – Facsimile

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 5, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 978093 10 2

1.	Names of Reporting Persons. Plainfield Special Situations Master Fund Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 36,651,914 (See Item 5)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 36,651,914 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,651,914 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 49.0% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 978093 10 2

1.	Names of Reporting Persons. Plainfield Asset Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 36,651,914 (See Item 5)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 36,651,914 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,651,914 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 49.0% (See Item 5)
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 978093 10 2

1.	Names of Reporting Persons. Max Holmes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 36,651,914 (See Item 5)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 36,651,914 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,651,914 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 49.0% (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed by Plainfield Special Situations Master Fund Limited, Plainfield Asset Management LLC and Max Holmes (collectively, “Plainfield”) on February 26, 2007, as previously amended by Amendment No. 1 (“Amendment No. 1”) to the Original Schedule 13D, filed on July 25, 2008 (as so amended, the “Schedule 13D”). Certain capitalized terms used but not defined in this Amendment No. 2 have the meanings given to them in the Schedule 13D.

The Schedule 13D is hereby amended and supplemented as follows:

Item 3.	Source and Amount of Funds or Other Consideration

The following paragraphs shall be added to the final paragraph of Item 3 of the Schedule 13D:

On September 5, 2008, Plainfield made an open market broker assisted purchase of 835,707 shares of Common Stock at an aggregate purchase price of $501,424.20 or $0.60 per share (the “September 2008 Common Stock Purchase”). The September 2008 Common Stock Purchase was made using capital provided by investors.

Item 4.	Purpose of Transaction

The following paragraphs shall be added after the first paragraph of Item 4 of the Schedule 13D:

The purpose of the September 2008 Common Stock Purchase was to increase Plainfield’s aggregate ownership of equity capital in the Company as described herein.

Item 5.	Interest in Securities of the Issuer

The following shall replace (a) and (b) of Item 5 of the Schedule 13D:

(a)	Aggregate Number and Percentage of Class Beneficially Owned: 36,651,914; 49.0% (See Item 5(c) below).

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	0 (See Item 5(c) below).

(ii)	Shared power to vote or to direct the vote:	36,651,914 (See Item 5(c) below).

(iii)	Sole power to dispose or to direct the disposition of:	0 (See Item 5(c) below).

(iv)	Shared power to dispose or to direct the disposition of:	36,651,914 (See Item 5(c) below).

The seventh paragraph of Item 5(c) of the Schedule 13D shall be deleted and replaced with the following paragraphs:

On September 5, 2008 and for the purchase price per share described in Item 3 above, Plainfield purchased an aggregate of 835,707 shares of Common Stock through an open market broker assisted transaction.

Also, to the best knowledge of Plainfield, Alpine, in addition to its existing Common Stock holdings, made an open market broker assisted purchase of 417,853 shares of Common Stock at an aggregate purchase price of $250,711.80 or $0.60 per share.

Pursuant to a voting agreement among the Company and the Purchasers entered into at the Closing and amended at the time of the Series B Closing (the “Voting Agreement”) and pursuant to the terms of the Series A Preferred Stock, for so long as any of the Company’s 10.5% Senior Notes due 2009 are outstanding, neither Alpine or Plainfield (together with any other person with whom that Purchaser would be considered a “person” (as that term is used in Sections 13(d) and 14(d) of the Exchange Act) with respect to the Series A Preferred Stock, the Series B Preferred Stock or the Common Stock, which may include Alkest) may vote Common Stock (however acquired), Series A Preferred Stock and Series B Preferred Stock in excess of 49% of the total voting power of all voting securities of the Company. Accordingly, based on the 40,623,736 shares of Common Stock reported outstanding by the Company, and given Plainfield’s holdings of 1,548,589 shares of Common Stock, the 49% limitation dictates that the maximum aggregate voting power of all shares of Series A Preferred Stock, Series B Preferred Stock and Common Stock currently beneficially owned by Alpine, Plainfield and Alkest is 36,651,914. The Voting Agreement was amended in connection with the Series B Closing as described in Item 3 above.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated February 26, 2007, by and among the Reporting Persons (incorporated by reference to Appendix A of the Schedule 13D filed by the Reporting Persons on February 26, 2007)

Exhibit 99.2	Limited Power of Attorney, dated February 1, 2007, by Max Holmes (incorporated by reference to Appendix B of the Schedule 13D filed by the Reporting Persons on February 26, 2007)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

Dated: September 9, 2008

PLAINFIELD SPECIAL SITUATIONS MASTER FUND LIMITED

By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Authorized Individual

PLAINFIELD ASSET MANAGEMENT LLC

By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Managing Director & General Counsel

MAX HOLMES

By:	/s/ Thomas X. Fritsch
Thomas X. Fritsch
Attorney-in-Fact*

* Duly authorized pursuant to Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, included as Appendix B to the Original Schedule 13D filed with the Securities Exchange Commission on February 26, 2007.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)